Exhibit 12.1

Loews Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Years Ended December 31,
	2011	2010	2009	2008	2007

Pretax income from continuing operations before noncontrolling interests	$2,232	$2,902	$1,730	$587	$3,194

Add (deduct):
Undistributed loss (income) from equity investees	74	(184)	(220)	451	(107)
Capitalized interest	(30)	(22)	(29)	(115)	(55)
Amortization of capitalized interest	8	8	8	2	1
Earnings before fixed charges	2,284	2,704	1,489	925	3,033

Fixed charges:
Interest expensed	522	517	448	345	318
Capitalized interest	30	22	29	115	55
Other interest related factors	38	38	40	38	35
Total fixed charges	590	577	517	498	408

Total earnings and fixed charges	$2,874	$3,281	$2,006	$1,423	$3,441

Ratio of earnings to fixed charges	4.9x	5.7x	3.9x	2.9x	8.4x